Exhibit 99.1

The9 Partners with YGG to Launch the9bit Gaming Platform and Accelerate Web3 Gaming Adoption Worldwide

Singapore, August 1, 2025 — The9 Limited (Nasdaq: NCTY) (“The9”) today announced that its wholly-owned Hong Kong subsidiary Vast Ocean International Limited, which operates the9bit, a next-generation gaming hub combining gameplay, top-ups, creator rewards, and community spaces, has entered into a strategic partnership with Yield Guild Games (YGG) — the world’s largest and first Web3 gaming guild. The collaboration aims to help millions of gamers around the world earn real rewards while playing, topping up, and creating content on the9bit. The partnership will officially kick off as the9bit prepares to launch its full platform globally on August 1, 2025.

YGG is known for pioneering the Web3 guild model, with a proven track record of onboarding millions of players. With 11 regional guild partners across Southeast Asia, Latin America, India, and other emerging markets, and 105 Onchain Guilds within its ecosystem, YGG remains a leading force in Web3 gaming communities, unlocking opportunities through a network of over 100 partner projects spanning Web3 games, chains, infrastructure, and adjacent technologies such as AI.

Through this partnership, the9bit will be integrated into YGG’s official onboarding channels and regional guild activities. YGG members will receive exclusive perks, including early access to new features, higher mission bonuses, creator tool boosts, and special community grants to support guild leaders who move their Spaces — the9bit’s unique community hubs — to the platform. The collaboration is designed to drive sustainable growth for both parties by combining YGG’s trusted onboarding model with the9bit’s Web2-friendly user experience, which auto-generates wallets, enables local fiat payments, and offers flexible, token-convertible rewards.

Quote from Gabby Dizon, Co-Founder of Yield Guild Games

“We’re excited to welcome the9bit into the YGG ecosystem. They have a clear vision and they’re building with players in mind — from the Space Mining concept to making major IP games more accessible through platforms like Steam. Their approach to rewards provides real value and encourages players to stay active and engaged. This is the kind of thinking we like to see in Web3, where it’s about making the experience more accessible, rewarding, and player-driven. We’re looking forward to collaborating with the9bit as we help shape the future of player-first ecosystems.”

Quote from Martin Hoon, Head of Web3, The9 Limited

“We’re thrilled to have YGG onboard the9bit platform. With their massive community of Web2 and Web3 gamers, this partnership marks a powerful step in delivering top-tier IP games to a truly global audience. the9bit is revolutionizing what a gaming platform can be — bringing players, creators, leaders, and developers together in one unified space where everyone can earn, grow, and collaborate. We’re building a future where guilds, KOLs, esports teams, and communities can play together, earn together, and own together — and this is just the beginning.”

The9bit plans to work closely with YGG’s regional leaders to roll out co-branded campaigns, live Any Me Anything sessions, in-game missions, and tournaments that highlight how players and creators can earn more together. As the Web3 gaming market matures, both teams believe that lowering technical barriers and focusing on real IP, real earnings, and real communities is the key to attracting the next million players.

YGG’s proven track record in scaling player onboarding will help the9bit quickly expand its base of active users in Southeast Asia and beyond. With YGG’s scholars already demonstrating high engagement and meaningful earnings, this collaboration will onboard hundreds of thousands of highly engaged players, streamers, and community leaders into the9bit’s Spaces—driving content velocity, loyalty, and powerful word-of-mouth growth.

About the9bit

the9bit is a next-generation gaming platform where players can play AAA IP games, top up mobile titles, complete daily missions, watch ads, post content, and lead communities — all while earning flexible, token-convertible points. It combines a simple Web2 UX with a powerful Web3 engine under the hood: auto-generated wallets, local fiat support, optional KYC, and built-in creator tools make it easy for anyone to join. the9bit launched its closed beta on 15 July 2025 and will officially go live on 1 August 2025, inviting gamers, creators, guilds, and publishers to Play Together. Create Together. Own Together.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to becoming a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.

About Yield Guild Games (YGG)

Yield Guild Games (YGG) is a global collective of gamers, creators, and builders turning play into opportunity. Known for pioneering the Web3 guild model with the rise of the play-to-earn movement in 2020, YGG laid the foundation for a new kind of digital coordination: a network of onchain groups, each organized around their own purpose, and united by shared values of collaboration, progression, and ownership. Across all its initiatives, YGG is developing systems where skill is verifiable, contribution is visible, effort is valued, and rewards are shared.

As a Web3 game publisher, YGG is the go-to destination for the “Casual Degen” to discover new games and experiences. Its community-powered model makes YGG both a distribution channel and a launch engine, supporting games from go-to-market to post-launch. It gives developers access to Web3-native contributors who test, shape gameplay, create content, onboard players, and drive engagement from the inside out — while also giving contributors a stake in the ecosystems they help grow. Underlying this is YGG’s guild infrastructure: a coordination layer that enables onchain groups to self-organize at scale and connect with projects that benefit from their experience and reputation.